BEST AVAILABLE COPY

04054232

May 10, 2004
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

RECEIVED
2004 MAY 17 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States of America

SUPPL

Dear Mr. Frank Zarb, Esq.:

Re: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
12g3-2(b) number: ~~82-5046~~ 82-4190

Enclosed are the documents submitted for the purpose to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

1. Five Announcement :from No 2004-001 to 2004-006, such as:Shanghai Lujiazui Financial Trade Zone development co.Ltd. annual report 2003 etc...

Sincerely yours,

Kang Huijun
Chairman

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

dlw 5/17